Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Matinas BioPharma Holdings, Inc. on Form S-1 filed on January 21, 2014 of our report dated June 4, 2013 on our audits of the financial statements as of December 31, 2012 and 2011 and for the periods then ended December 31, 2012 and the cumulative period from August 11, 2011 (date of inception) to December 31, 2012. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EISNER AMPER LLP

Edison, New Jersey

January 21, 2014